SMIC Employs Mentor Graphics Calibre PERC for Reliability Verification of Multi-Power Domain SoCs

WILSONVILLE, Ore. and SHANGHAI, May 22, 2012 /PRNewswire-Asia/ — Mentor Graphics Corp. (NASDAQ: MENT) and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) today announced that SMIC is using the Calibre® PERC circuit reliability verification solution as part of its latest electrostatic discharge (ESD) protection design methodology. SMIC’s approach helps ensure whole chip ESD protection for its customers’ large, complex SoCs, including all I/Os, embedded IP blocks from SMIC or third party sources, and eFuse embedded memory. SMIC adopted the Calibre PERC solution because it provides the unique ability to automatically combine schematic (netlist) and physical layout criteria and measurements to perform advanced reliability checks that until now were primarily done manually.

“New applications and use models create more difficult ESD protection challenges for designers due to increasing breakdown voltage variability, and a greater number of vulnerable circuit nodes at the interfaces between voltage domains in low power designs,” said Tianshen Tang, Vice President of Design Service at SMIC. “We offer a multi-pronged approach that includes robust ESD protection in our IP libraries, running circuit checks for our customers using Calibre PERC with SMIC rule decks, and consulting services to assist customers with their specific ESD performance and reliability needs. We will also issue Calibre PERC design kits for our customers by mid-year so they can define and run their own checks.”

SMIC uses the Calibre PERC platform’s Logic-Driven-Layout analysis capability to ensure that all designs, including SMIC IP libraries and customer designs, conform to SMIC’s enhanced ESD design rules. Some of the key ESD protection techniques include:

•	Integrated ESD protection with a common ESD ground bus for the entire I/O ring to ensure safe discharge

•	Cross-voltage domain and analog-digital interface protection

•	Fast trigger protection devices for enhanced design margin

•	Low leakage protection circuits and high latch-up immunity

•	Local ESD protection for IP cores and eFuse memories

The Calibre PERC product not only detects violations, but provides designers with a holistic environment for debugging circuit reliability problems with an integrated view of circuit connectivity, topology, physical layout and design rules that is not available in any other tool.

“Designers are realizing that regardless of the process dimension they are targeting, circuit reliability checking is a growing issue that requires much more sophisticated automation than in the past,” said Michael Buehler-Garcia, Senior Director of Marketing for Calibre Design Solutions at Mentor Graphics. “The impact on yield and long-term reliability grows at each successive node, so designers should plan to make advanced reliability checking an integral and permanent addition to their design flows.”

About Mentor Graphics

Mentor Graphics Corporation is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world’s most successful electronic, semiconductor and systems companies. Established in 1981, the company reported revenues in the last fiscal year of about $1,015 million. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. World Wide Web site: http://www.mentor.com/.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Ms. Sonia Harrison
Mentor Graphics
Tel: +1-503-685-1165
Email: sonia—harrison@mentor.com

Mr. William Barratt
SMIC
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

(Mentor Graphics and Calibre are registered trademarks of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.)